FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 14, 2017

Commission File Number	001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Reports Fourth Quarter 2016 Financial Results in an investor conference” dated February 14, 2017.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Fourth Quarter 2016 Results” dated February 14, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: February 14, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

 Item 1

AU Optronics Corp.

Fourth Quarter 2016 Results Investor Conference

友達光電

2016年第四季法人說明會

Feb. 14, 2017

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	4Q16		3Q16		QoQ %	4Q15

Net Sales	91,846	100.0%	86,017	100.0%	6.8%	83,442	100.0%
Cost of Goods Sold	(74,616)	(81.2%)	(74,709)	(86.9%)	(0.1%)	(78,954)	(94.6%)
Gross Profit	17,229	18.8%	11,308	13.1%	52.4%	4,489	5.4%
Operating Expenses	(5,669)	(6.2%)	(5,549)	(6.5%)	2.2%	(5,659)	(6.8%)
Operating Profit(Loss)	11,560	12.6%	5,759	6.7%	100.7%	(1,171)	(1.4%)
Net Non-operating Expenses	(269)	(0.3%)	(340)	(0.4%)	(20.8%)	(6,859)	(8.2%)
Profit(Loss) before Tax	11,291	12.3%	5,420	6.3%	108.3%	(8,030)	(9.6%)
Net Profit(Loss)	8,375	9.1%	4,616	5.4%	81.5%	(8,239)	(9.9%)
Attributable to:
Owners of Company	8,971	9.8%	4,898	5.7%	83.1%	(8,182)	(9.8%)
Non-Controlling Interests	(596)	(0.6%)	(282)	(0.3%)	110.9%	(58)	(0.1%)
Net Profit(Loss)	8,375	9.1%	4,616	5.4%	81.5%	(8,239)	(9.9%)
Basic EPS (NT$)(a )	0.93		0.51		82.4%	(0.85)

Operating Profit + D&A	21,839	23.8%	15,400	17.9%	41.8%	9,371	11.2%

Display Segment Information:
Net Sales	86,673	100.0%	80,614	100.0%	7.5%	76,129	100.0%
Operating Profit(Loss)	12,235	14.1%	5,937	7.4%	106.1%	(735)	(1.0%)
Operating Profit + D&A	22,070	25.5%	15,120	18.8%	46.0%	9,019	11.8%

Unit Shipments (mn)(b )
Large Size Panels	28.3		29.3		(3.2%)	27.6
Small & Medium Size Panels	35.7		38.0		(5.9%)	33.4

a)	Basic EPS in both 4Q16 and 3Q16 were calculated based on the weighted average outstanding shares of 2016 (9,624m shares); Basic EPS in 4Q15 was calculated based on the weighted average outstanding shares of 2015 (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	FY 2016		FY 2015		YoY %
Net Sales	329,089	100.0%	360,346	100.0%	(8 .7%)
Cost of Goods Sold	(294,598)	(89.5%)	(320,509)	(88.9%)	(8.1%)
Gross Profit	34,491	10.5%	39,837	11.1%	(13 .4%)
Operating Expenses	(22,153)	(6.7%)	(22,316)	(6.2%)	(0.7%)
Operating Profit	12,338	3.7%	17,521	4.9%	(29 .6%)
Net Non-operating Expenses	(1,153)	(0.4%)	(9,922)	(2.8%)	(88.4%)
Profit before Tax	11,186	3.4%	7,599	2.1%	47.2%
Net Profit	6,607	2.0%	4,843	1.3%	36.4%
Attributable to:
Owners of Company	7,819	2.4%	4,932	1.4%	58.5%
Non-Controlling Interests	(1,212)	(0.4%)	(89)	(0.0%)	1260.9%
Net Profit	6,607	2.0%	4,843	1.3%	36.4%
Basic EPS (NT$)(a )	0 .81		0 .51		58.8%

Operating Profit + D&A	52,032	15.8%	65,267	18.1%	(20 .3%)
ROE (b )	4 .3%		2 .7%		58.4%

Display Segment Information:
Net Sales	304,827	100.0%	333,392	100.0%	(8.6%)
Operating Profit	12,704	4.2%	19,226	5.8%	(33.9%)
Operating Profit + D&A	50,564	16.6%	64,016	19.2%	(21.0%)

Unit Shipments (mn)(c)
Large Size Panels	110 .5		105 .7		4.6%
Small & Medium Size Panels	154 .0		172 .8		(10 .9%)

a)	Basic EPS in both 2016 and 2015 were calculated based on the weighted average outstanding shares of 9,624m shares.

b)	ROE was based on average equity attributable to shareholders of the parent company

c)	Large size refers to panels that are 10 inches and above

 Consolidated Balance Sheet Highlights

Amount : NT$ Million
	4Q16	3Q16	QoQ %	4Q15
Cash & ST Investment(a )
	80,191	74,053	8.3%	78,881
Inventory	27,679	27,013	2.5%	31,796
Short Term Debt(b )	18,601	26,135	(28.8%)	40,701
Long Term Debt	106,188	101,218	4.9%	68,537
Equity	199,635	192,309	3.8%	204,636
Total Assets	429,769	419,650	2.4%	425,554

Inventory Turnover (Days)(c)	33	33	40
Net Debt to Equity(d )	22.3%	27.7%	14.8%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 4Q16 , NT$0m in 3Q16 , and NT$9,998m in 4Q15 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and ST Investment) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million
	4Q16	3Q16	QoQ
From Operating Activities	17,910	3,962	13,948
Profit before Tax	11,291	5,420	5,872
Depreciation & Amortization	10,278	9,641	637
Net Change in Working Capital	(1,957)	(10,965)	9,008

From Investing Activities	(8,178)	(7,640)	(538)
Capital Expenditure	(8,337)	(11,528)	3,190

From Financing Activities	(1,384)	5,670	(7,054)
Net Change in Debt	(3,107)	10,108	(13,215)

Net Change in Cash (a )	6,138	1,099	5,039

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

–	Mobile PC : including Notebook and Tablet displays

–	Mobile Device : including displays for mobile phones and other related products

–	Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
30%
15%
15%
25%
15%
28%
13%
16%
26%
17%
30%
13%
15%
26%
16%
28%
15%
15%
26%
16%
27%
17%
16%
25%
15%
4Q15
1Q16
2Q16
3Q16
4Q16
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

Consolidated Shipments & ASP by Area

Shipments in square meter	ASP per square meter

–	ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

Consolidated Small & Medium Panel

Shipments by Area & Revenues

Shipments in square meter	Revenues

–	Small & Medium size refers to panels that are under 10 inches

www.auo.com

ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended December 31, 2016 and 2015 and September 30, 2016

( Expr essed in Millions of New Taiwan D ollar s ( NTD ) and US D ollar s ( US D ) except f or per shar e amounts and shar es outstanding)

		Year over Year Comparison					Sequential Comparison
		4Q16		4Q15			4Q16		3Q16
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%
Net Sales	2,835	91,846	100.0	83,442	10.1	2,835	91,846	100.0	86,017	6.8
Cost of Goods Sold	2,303	74,616	81.2	78,954	(5.5)	2,303	74,616	81.2	74,709	(0.1)
Gross Profit	532	17,229	18.8	4,489	283.8	532	17,229	18.8	11,308	52.4

Operating Expenses	175	5,669	6.2	5,659	0.2	175	5,669	6.2	5,549	2.2
Operating Profit(Loss)	357	11,560	12.6	(1,171)	－	357	11,560	12.6	5,759	100.7

Net Non-operating Income(Expense)	(8)	(269)	(0.3)	(6,859)	(96.1)	(8)	(269)	(0.3)	(340)	(20.8)
Profit(Loss) before Income Tax	349	11,291	12.3	(8,030)	－	349	11,291	12.3	5,420	108.3

Income Tax Expense	(90)	(2,916)	(3.2)	(209)	1,295.4	(90)	(2,916)	(3.2)	(804)	262.7
Net Profit(Loss)	258	8,375	9.1	(8,239)	－	258	8,375	9.1	4,616	81.5

Other Comprehensive Income(Loss)	(33)	(1,066)	(1.2)	(1,353)	(21.2)	(33)	(1,066)	(1.2)	(2,251)	(52.7)
Total Comprehensive Income(Loss)	226	7,310	8.0	(9,592)	－	226	7,310	8.0	2,365	209.1

Net Profit(Loss) Attributable to:
Owners of Company	277	8,971	9.8	(8,182)	－	277	8,971	9.8	4,898	83.1
Non-Controlling Interests	(18)	(596)	(0.6)	(58)	934.2	(18)	(596)	(0.6)	(282)	110.9
Net Profit(Loss)	258	8,375	9.1	(8,239)	－	258	8,375	9.1	4,616	81.5

Total Comprehensive Income(Loss) Attributable to:
Owners of Company	251	8,141	8.9	(9,046)	－	251	8,141	8.9	3,207	153.9
Non-Controlling Interests	(26)	(831)	(0.9)	(546)	52.2	(26)	(831)	(0.9)	(842)	(1.3)
Total Comprehensive Income(Loss)	226	7,310	8.0	(9,592)	－	226	7,310	8.0	2,365	209.1

Basic Earnings Per Share	0.03	0.93		(0.85)		0.03	0.93		0.51
Basic Earnings Per ADS(2)	0.29	9.32		(8.50)		0.29	9.32		5.09
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.40 per USD as of December 31, 2016

(2)	1 ADS equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2016 and 2015

( Expr essed in Millions of New Taiwan D ollar s ( NTD ) and US D ollar s ( US D ) except f or per shar e amounts and shar es outstanding)

	Year over Year Comparison
		FY 2016		FY 2015
	USD	NTD	%	NTD	YoY%
Net Sales	10,157	329,089	100.0	360,346	(8.7)
Cost of Goods Sold	9,093	294,598	89.5	320,509	(8.1)
Gross Profit	1,065	34,491	10.5	39,837	(13.4)

Operating Expenses	684	22,153	6.7	22,316	(0.7)
Operating Profit(Loss)	381	12,338	3.7	17,521	(29.6)

Net Non-operating Income(Expense)	(36)	(1,153)	(0.4)	(9,922)	(88.4)
Profit(Loss) before Income Tax	345	11,186	3.4	7,599	47.2

Income Tax Expense	(141)	(4,579)	(1.4)	(2,756)	66.2
Net Profit(Loss)	204	6,607	2.0	4,843	36.4

Other Comprehensive Income(Loss)	(196)	(6,360)	(1.9)	(768)	727.8
Total Comprehensive Income(Loss)	8	247	0.1	4,075	(93.9)

Net Profit(Loss) Attributable to:
Owners of Company	241	7,819	2.4	4,932	58.5
Non-Controlling Interests	(37)	(1,212)	(0.4)	(89)	1,260.9
Net Profit(Loss)	204	6,607	2.0	4,843	36.4

Total Comprehensive Income(Loss) Attributable to:
Owners of Company	103	3,327	1.0	4,839	(31.3)
Non-Controlling Interests	(95)	(3,079)	(0.9)	(764)	302.9
Total Comprehensive Income(Loss)	8	247	0.1	4,075	(93.9)

Basic Earnings Per Share	0.03	0.81		0.51
Basic Earnings Per ADS(2)	0.25	8.12		5.12
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.40 per USD as of December 31, 2016

(2)	1 ADS equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

December 31, 2016 and 2015

( Expr essed in Millions of New Taiwan D ollar s ( NTD ) and US D ollar s ( US D ) )

	December 31, 2016			December 31, 2015		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,475	80,191	18.7	78,881	18.5	1,311	1.7
Notes & Accounts Receivables	1,490	48,278	11.2	34,840	8.2	13,437	38.6
Other Current Financial Assets	19	626	0.1	11,948	2.8	(11,323)	(94.8)
Inventories	854	27,679	6.4	31,796	7.5	(4,116)	(12.9)
Other Current Assets	203	6,572	1.5	4,527	1.1	2,045	45.2
Total Current Assets	5,042	163,346	38.0	161,992	38.1	1,354	0.8

Long-term Investments	253	8,209	1.9	14,550	3.4	(6,341)	(43.6)
Net Fixed Assets	6,875	222,742	51.8	208,786	49.1	13,956	6.7
Other Non-Current Assets	1,095	35,473	8.3	40,227	9.5	(4,754)	(11.8)
Total Non-Current Assets	8,223	266,423	62.0	263,562	61.9	2,861	1.1

Total Assets	13,264	429,769	100.0	425,554	100.0	4,215	1.0

LIABILITIES
Short-term Borrowings	16	527	0.1	1,594	0.4	(1,067)	(66.9)
Accounts Payable	1,852	59,998	14.0	61,443	14.4	(1,444)	(2.4)
Current Installments of Long-term Borrowings	558	18,075	4.2	39,108	9.2	(21,033)	(53.8)
Current Financial Liabilities	28	901	0.2	554	0.1	347	62.7
Accrued Expense & Other Current Liabilities	775	25,119	5.8	31,029	7.3	(5,911)	(19.0)
Machinery and Equipment Payable	390	12,647	2.9	7,622	1.8	5,025	65.9
Total Current Liabilities	3,619	117,266	27.3	141,349	33.2	(24,083)	(17.0)

Long-term Borrowings	3,277	106,188	24.7	68,537	16.1	37,651	54.9
Non Current Financial Liabilities	0	0	0.0	11	0.0	(11)	(100.0)
Other Non-Current Liabilities	206	6,680	1.6	11,020	2.6	(4,340)	(39.4)
Total Non-Current Liabilities	3,484	112,868	26.3	79,568	18.7	33,299	41.9

Total Liabilities	7,103	230,134	53.5	220,918	51.9	9,216	4.2

EQUITY
Common Stock	2,970	96,242	22.4	96,242	22.6	0	0.0
Capital Surplus	1,851	59,980	14.0	60,250	14.2	(270)	(0.4)
Retained Earnings	748	24,243	5.6	20,407	4.8	3,836	18.8
Other Equity	24	779	0.2	5,086	1.2	(4,306)	(84.7)
Non-Controlling Interests	568	18,390	4.3	22,651	5.3	(4,261)	(18.8)
Total Equity	6,162	199,635	46.5	204,636	48.1	(5,001)	(2.4)

Total Liabilities & Equity	13,264	429,769	100.0	425,554	100.0	4,215	1.0

Note:	(1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.40 per USD as of December 31, 2016

(2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended December 31, 2016 and 2015

( Expr essed in Millions of New Taiwan D ollar s ( NTD ) and US D ollar s ( US D ) )

	2016		2015
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit(Loss) before Income Taxes	345	11,186	7,599
Depreciation & Amortization	1,225	39,693	47,746
Share of Profit of Equity-Accounted Investees	(3)	(101)	(449)
Changes in Working Capital	(331)	(10,715)	320
Changes in Others	(104)	(3,367)	6,788
Net Cash Provided(Used) by Operating Activities	1,133	36,696	62,003

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	10	0
Acquisition of Property, Plant and Equipment	(1,427)	(46,220)	(33,440)
Proceeds from Disposal of Property, Plant and Equipment	24	790	1,762
Acquisition of Equity-Accounted Investees and Financial Assets Carried at Cost	(9)	(307)	(85)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	109	3,523	100
Decrease(Increase) in Other Financial Assets	(1)	(37)	227
Decrease(Increase) in Intangible Assets	(6)	(187)	(303)
Decrease(Increase) in Other Assets	(1)	(17)	5
Cash Increase Resulting from Change in Consolidated Entity	6	179	0
Net Cash Provided(Used) in Investing Activities	(1,305)	(42,267)	(31,735)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(33)	(1,066)	1,212
Increase(Decrease) in Long-term Borrowings and Bonds Payable	498	16,149	(35,580)
Increase(Decrease) in Guarantee Deposits	(1)	(31)	157
Cash Dividends	(104)	(3,368)	(4,812)
Changes in Non-Controlling Interests and Others	(30)	(962)	4,745
Net Cash Provided(Used) by Financing Activities	331	10,721	(34,277)

Effect of Exchange Rate Changes on Cash	(118)	(3,839)	924
Net Increase(Decrease) in Cash and Cash Equivalents	40	1,311	(3,085)
Cash and Cash Equivalents at Beginning of Period	2,435	78,881	81,965
Cash and Cash Equivalents at End of Period	2,475	80,191	78,881

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.40 per USD as of December 31, 2016

Item 2

News Release

AU Optronics Reports NT$7.82 Billion Net Profit Attributable to Owners of the Company for 2016 – Four Consecutive Years of Profitability

Issued by: AU Optronics Corp.
Issued on: February 14, 2017

Hsinchu, Taiwan, February 14, 2017–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the fourth quarter and fiscal year of 2016(1).

Consolidated revenues in the fourth quarter of 2016 were NT$91.85 billion, up by 6.8% from the previous quarter. AUO’s net profit for the fourth quarter of 2016 was NT$8.38 billion. Net profit attributable to owners of the Company was NT$8.97 billion, with a basic EPS(2) of NT$0.93.

For the fiscal year of 2016, consolidated revenues totaled NT$329.09 billion, a decrease of 8.7% year-over-year. Net profit for the fiscal year of 2016 was NT$6.61 billion. Net profit attributable to owners of the Company was NT$7.82 billion, with a basic EPS(2) of NT$0.81.

In the fourth quarter of 2016, large-sized panel(3) shipments reached around 28.32 million units, decreased by 3.2% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter exceeded 35.74 million units, down by 5.9% quarter-over-quarter. For the full year of 2016, large-sized panel shipments totaled around 110.48 million units, an increase of 4.6% from the previous year. Small and medium-sized panel shipments exceeded 153.97 million units, down by 10.9% year-over-year.

Highlights of consolidated results for the fourth quarter of 2016:

•	Revenues of NT$91.85 billion

•	Operating profit of NT$11.56 billion

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•	Net profit attributable to owners of the Company at NT$8.97 billion

•	Basic EPS(2) of NT$0.93

•	Gross margin was 18.8%

•	Operating margin was 12.6%

•	EBITDA(4) margin was 23.8%

•	Operating margin of Display Segment was 14.1%

•	EBITDA(4) margin of Display Segment was 25.5%

Highlights of consolidated results for the fiscal year of 2016:

•	Revenues of NT$329.09 billion

•	Operating profit of NT$12.34 billion

•	Net profit attributable to owners of the Company at NT$7.82 billion

•	Basic EPS(2) of NT$0.81

•	Gross margin was 10.5%

•	Operating margin was 3.7%

•	EBITDA(4) margin was 15.8%

•	Operating margin of Display Segment was 4.2%

•	EBITDA(4) margin of Display Segment was 16.6%

Looking back on the fourth quarter, the demand for panels has been quite robust, which has supported the upward trends for our panel prices. As a result, the Company performed remarkably in terms of revenues and profitability. AUO’s revenue for the fourth quarter achieved NT$91.85 billion, up by 6.8% from the previous quarter. Operating profit reached NT$11.56 billion, which doubled from the previous quarter. Net profit attributable to owners of the Company grew significantly by 83.1% from the previous quarter and reached NT$8.97 billion, which was the best performance since the third quarter of 2010. For the full year of 2016, operating profit and net profit attributable to owners of the Company were NT$12.34 billion and NT$7.82 billion, respectively, which mark the fourth consecutive year of profitability.

In recent years, the Company has proactively reinforced its strength and long-term competitiveness. In 2016, AUO has fully grasped the opportunity of the upward business trend, and has successfully achieved profitable results for the fourth year in a row. This also demonstrates the fruitful results of the Company’s "value-oriented" strategy. Looking forward into 2017, new display applications continue to expand. The Company will appropriately optimize its high-end LCD capacity, reinforce the Company's growth

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momentum and provide the best total solution to customers with its professional skill and integrated services. The Company looks forward to march forward with its customers hand in hand on the path of value creation.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the fourth quarter and the fiscal year of 2016 were calculated based on the weighted average outstanding shares of the fiscal year of 2016 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008 and provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2016. AUO’s consolidated revenues in 2016 were NT$329.09 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the  pace of development of the flat panel display industry and the solar industry, the growth in demand in those markets, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21, 2016.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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